As filed with the Securities and Exchange Commission on August 6, 2004

Registration Statement No. 333-113312

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RED HAT, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	06-1364380 (I.R.S. Employer Identification No.)

1801 Varsity Drive

Raleigh, North Carolina 27606

(919) 754-3700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael R. Cunningham

General Counsel

Red Hat, Inc.

1801 Varsity Drive

Raleigh, North Carolina 27606

(919) 754-3700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Sylvester, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

1455 Pennsylvania Avenue, N.W.

Washington, DC 2004

Telephone: (202) 942-8400

Telecopy: (202) 942-8484

Approximate date of commencement of proposed sale to public:    As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐             .

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐            .

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.0001 par value per share	3,284,041	$17.96	$58,981,377	$7,473

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the Nasdaq National Market on February 27, 2004.
(2)	$9,053 previously paid.

The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Subject to completion, dated August 6, 2004

PROSPECTUS

RED HAT, INC.

3,284,041 SHARES OF COMMON STOCK

This prospectus relates to resales of shares of common stock previously issued, or to be issued, by Red Hat, Inc. to the former stockholders of Sistina Software, Inc. in connection with our acquisition of that company.

We will not receive any proceeds from the sale of the shares.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

Our common stock is traded on the Nasdaq National Market under the symbol “RHAT.” On August 5, 2004, the closing sale price of the common stock on Nasdaq was $16.59 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2004.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

- i -

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Unless the context otherwise requires references in this prospectus to “Red Hat,” “we,” “us,” and “our” refer to Red Hat, Inc. and its subsidiaries. Red Hat® is our registered trademark.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

RED HAT, INC.

We are the global leader in providing an enterprise operating system and related systems management services based on open source technology for the information technology infrastructure requirements of large enterprises. We developed an enterprise operating system, Red Hat Enterprise Linux AS, which we introduced in May 2002. Since the original release, we have added two additional versions of Red Hat Enterprise Linux: Red Hat Enterprise Linux ES and Red Hat Enterprise Linux WS. With these offerings we provide a Red Hat Enterprise Linux operating system that, we believe, is suitable from a price and functionality perspective for a wide range of application areas of the information technology infrastructure of the large enterprise, including the technical/developer workstation, the middle tier of the information technology infrastructure, which includes applications such as database ERP and large file systems, and the data center. Red Hat Network provides an integrated management service that allows Red Hat Enterprise Linux technologies to be updated, configured, provisioned and the performance of these technologies to be monitored in an automated fashion. These technology solutions, and the enterprise technology and systems management offerings that will follow them, reflect our commitment to provide an enterprise-wide infrastructure platform based on open source technology.

Many of the leading independent software vendors to the large enterprise, or ISV’s, have caused their applications to run on the Red Hat Enterprise Linux operating system. We believe that this widespread support from companies such as Oracle (Oracle 9i Database, Oracle 9i Application Server, Oracle E-Business Suite), IBM (WebSphere, DB2, Lotus, Tivoli, Rational), BMC, Computer Associates, EMC/Legato, VERITAS, BEA, SAP, PeopleSoft and Network Applicance among others has increased the market acceptance of the Red Hat Enterprise Linux operating system. In addition, we have signed global strategic agreements with leading global Intel-based server and workstation hardware vendors to the large enterprise, or IHV’s, including Dell, HP, Fujitsu, NEC, Hitachi, Fujitsu Siemens and IBM, all of which have agreed to support Red Hat Enterprise Linux offerings on certain of their Intel-based servers and workstations. In addition, each of these hardware providers has agreed to pre-load Red Hat Enterprise Linux on certain of their Intel-based servers and workstations and sell the hardware and Red Hat Enterprise Linux to their customers as a pre-configured solution. We believe that the distribution of Red Hat Enterprise Linux and our layered infrastructure technologies by these companies will be one of our most critical channels of distribution.

We have developed a complete suite of consulting and training offerings that enable large enterprise customers to capture the significant cost, performance and scalability benefits of our enterprise solutions. We persist in our core belief that the collaborative open source development model is the most effective method to create and deliver high quality software to enterprise customers. We believe that the adoption of Red Hat Enterprise Linux, which is based on open source technology, as a mission critical operating system by the large enterprise, is a significant shift in the computing industry, which has by all accounts continued to gain significant momentum during calendar 2003.

We view Red Hat Enterprise Linux as the foundation upon which we will build an open source architecture for the enterprise. It is our strategy to provide an open source alternative to many of the proprietary infrastructure software applications currently used by large enterprises. However, we believe it is essential to our success that we provide our customers choices at all times, which means that we will aim to ensure that competing proprietary software performs as well on our Red Hat Enterprise Linux operating system as any alternative open source software that we distribute.

We were incorporated in Connecticut in 1993 under the name ACC Corp, Inc., and subsequently changed our name to Red Hat Software, Inc. in 1995. We reincorporated in Delaware in 1998 and subsequently changed our name to Red Hat, Inc. in 1999. Our principal executive offices are located at 1801 Varsity Drive, Raleigh, North Carolina 27606 and our telephone number at that address is (919) 754-3700. Our website is located at www.redhat.com. The information on our website is not part of this prospectus.

Sistina Acquisition

On December 17, 2003, we entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among us, Wild Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of us (the ”Merger Sub”) and Sistina Software, Inc., a Delaware corporation (“Sistina”), providing for the merger of the Merger Sub with and into Sistina with Sistina as the surviving entity. The transaction closed on December 23, 2003. At the effective time of the transaction,

•	each share of Sistina issued and outstanding immediately prior to transaction was canceled and converted into the right to receive shares of Red Hat common stock pursuant to an exchange ratio provided by the Merger Agreement;

•	each outstanding option to purchase shares of Sistina capital stock was assumed by Red Hat and converted into an option to purchase shares of Red Hat common stock; and

•	each outstanding warrant to purchase shares of Sistina capital stock was assumed by Red Hat and converted into a warrant to purchase shares of Red Hat common stock.

Pursuant to the Merger Agreement, we acquired Sistina for consideration at closing valued at $31.0 million and comprised of 1,979,874 shares of our common stock, the assumption of Sistina’s outstanding options and warrants and a nominal amount of cash to avoid the issuance of fractional shares. In addition, the transaction included up to $12.0 million of contingent consideration based on an earn-out carved into three tranches. No shares were issued at the conclusion of the first and second earn-out periods. The earn-out is based on the achievement of certain bookings targets for the technologies and services previously sold by Sistina over the period beginning on December 23, 2003 and ending March 31, 2005. Shares issued under the earn-out will be determined based on the average closing price of our common stock during the 10 trading days prior to issuance of each tranche of such earn-out shares.

This prospectus relates to the resales of shares of our common stock previously issued, or to be issued, by us to the former stockholders of Sistina in connection with the Merger Agreement.

As we announced on July 13, 2004, our previously issued consolidated balance sheets as of February 29, 2004 and February 28, 2003 and the consolidated statements of operations, of stockholders’ equity and of cash flows for the three fiscal years in the period ended February 29, 2004 have been restated to correct our method of accounting for subscription agreements. Historically, we have recognized revenue for subscription agreements ratably on a monthly basis, meaning that for a one-year subscription, one-twelfth of the subscription revenue was recognized in the calendar month of commencement of the subscription and the remaining revenue was recognized ratably over the next 11 calendar months. In the first quarter of fiscal 2005, we began to recognize revenue ratably over the period of each particular subscription agreement, beginning on the commencement date of the subscription agreement. The effect of the change in method of recognizing subscription revenues on our previously reported financial statements is to defer a portion of the revenue that had been previously recognized in the month of commencement of a subscription to the final month of the subscription term. In addition to the adjustment to revenue, we recorded related adjustments to match the direct cost of enterprise technologies and retail subscriptions and direct sales commissions with the associated adjustment to revenue. The restatement also reflects certain non-recurring adjustments to our unaudited quarterly results for the first, second and third quarters of fiscal 2004 that consist of adjustments to subscription revenues related to lack of adequate vendor specific objective evidence, or VSOE, for five contracts entered into during fiscal 2004, deferral of services revenues related to the sale of training units and other miscellaneous operating expense adjustments. These non-recurring adjustments had been reflected previously in our results for the fourth quarter of fiscal 2004, and we believe they are not material. These non-recurring adjustments also had no effect on our annual results for fiscal 2004.

In connection with the restatement, we determined that our systems, processes and controls were not originally set up to process and report revenues in this manner. We have concluded that this circumstance constitutes a material weakness in our internal control over financial reporting as defined by the Public Company Accounting Oversight Board. We have reflected this correction in our reported results for the quarter ended May 31, 2004 and will make the necessary system, process and control modifications to record, process, summarize and report transactions in accordance with our revenue recognition policy related to subscription agreements to address the identified material weakness in our internal control over financial reporting. We expect these modifications to be completed by September 1, 2004, and expect the costs will be approximately $500,000 and comprised primarily of additional computer hardware to provide faster processing capability and greater data storage capacity.

THE OFFERING

Common Stock offered by selling stockholders	3,284,041 shares
Use of proceeds	Red Hat, Inc. will not receive any proceeds from the sale of shares in this offering
Nasdaq National Market symbol	RHAT

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

RISKS RELATED TO OUR BUSINESS

We may not be able to timely release major product releases and upgrades to our products because we depend on the support of Linux developers not employed by us for improvements and advancement of our Red Hat Enterprise Linux technologies.

We may not be able to release major product releases and upgrades of Red Hat Enterprise Linux on a timely basis because the heart of Red Hat Enterprise Linux, the Linux kernel, is maintained by third parties. Linus Torvalds, the original developer of the Linux kernel, and a small group of engineers, many of whom are not employed by us, are primarily responsible for the development and evolution of the Linux kernel. If this group of developers fails to further develop the Linux kernel or if Mr. Torvalds or prominent Linux developers who are members of this group and are currently employed by us were: to join any of our competitors, no longer be employed by us or no longer work on the Linux kernel, we would have to either rely on another party to further develop the kernel or develop it ourselves. We cannot predict whether enhancements to the kernel would be available from reliable alternative sources. We could be forced to rely to a greater extent on our own development efforts, which would increase our development expenses and may delay our product release and upgrade schedules. In addition, any failure on the part of the kernel developers to further develop and enhance the kernel could stifle the development of additional Linux-based applications.

If we fail to continue to establish and maintain strategic distribution and other collaborative relationships with industry-leading companies, we may not be able to attract and retain a larger customer base.

Our success depends in part on our ability to continue to establish and maintain strategic distribution and other collaborative relationships with industry-leading hardware manufacturers (such as Hewlett-Packard, Dell, IBM, Fujitsu and others), distributors, software vendors (such as Oracle) and enterprise solutions providers. These relationships allow us to offer our products and services to a much larger customer base than we would otherwise be able to through our direct sales and marketing efforts. We may not be able to maintain these relationships or replace them on attractive terms. In addition, our existing strategic relationships do not, and any future strategic relationships may not, afford us any exclusive marketing or distribution rights. As a result, many of the companies with which we have strategic alliances pursue alternative technologies and develop alternative products and services in addition to or in lieu of our products and services, either on their own or in collaboration with others, including our competitors. Moreover, we cannot guarantee that the companies with which we have strategic relationships will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing, and technical support.

If third-party enterprise software application providers do not continue to make their new applications compatible with our Linux-based operating systems, our software will cease to be competitive.

Our products will not be competitive unless new enterprise software applications continue to be compatible with our Linux-based operating systems. We intend to encourage the development of additional applications that operate on Linux-based operating systems by attracting third-party developers to the Linux platform, providing open source tools to create these applications and maintaining our existing developer relationships through marketing and technical support for third-party developers. If we are not successful in achieving these goals, however, our products will not be competitive and our sales growth will be adversely affected.

We may be unable to predict the future course of open source technology development, which could reduce the market appeal of our products and damage our reputation.

We do not exercise control over many aspects of the development of open source technology. Different groups of open source software programmers compete with one another to develop new technology. Typically, the technology developed by one group will become more widely used than that developed by others. If we adopt new technology and incorporate it into our products and competing technology becomes more widely used or accepted, the market appeal of our products may be reduced and that could harm our reputation, diminish the Red Hat brand and result in decreased revenue.

Because of characteristics of open source software, there are few technology barriers to entry in the open source market by new competitors and it may be relatively easy for new competitors with greater resources than us to enter our markets and compete with us.

One of the characteristics of open source software is that anyone can modify the existing software or develop new software that competes with existing open source software. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies. It is possible for a new competitor with greater resources than ours to develop its own open source operating system solution, potentially reducing the demand for our solutions.

We have entered into and may continue to enter into or seek to enter into business combinations and acquisitions, which may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

We have acquired several businesses, including, most recently, Sistina Software, Inc. on December 23, 2003. As part of our business strategy, we may enter into additional business combinations and acquisitions in the future. We have limited experience in making acquisitions. In addition, acquisitions are typically accompanied by a number of risks, including:

•	the difficulty of integrating the operations and personnel of the acquired companies;

•	the maintenance of acceptable standards, controls, procedures and policies;

•	the potential disruption of our ongoing business and distraction of management;

•	the impairment of relationships with employees and customers as a result of any integration of new management and other personnel;

•	the inability to maintain a relationship with customers of the acquired business;

•	the difficulty of incorporating acquired technology and rights into our products and services;

•	the potential failure to achieve the expected benefits of the combination or acquisition;

•	expenses related to the acquisition;

•	potential unknown liabilities associated with acquired businesses; and

•	unanticipated expenses related to acquired technology and its integration into existing technology.

If we are not successful in completing acquisitions that we may pursue in the future, we would be required to reevaluate our growth strategy and we may have incurred substantial expenses and devoted significant management time and resources in seeking to complete the acquisitions. In addition, with future acquisitions, we could use substantial portions of our available cash as all or a portion of the purchase price. We could also issue additional securities as consideration for these acquisitions, which could cause our stockholders to suffer significant dilution, or incur substantial debt. Any future acquisitions may not generate additional revenue or profit for us.

If we fail to effectively manage our growth, our operations and financial results could be adversely affected.

We have expanded our operations rapidly in recent years. For example, our aggregate revenues increased from approximately $90.3 million for the year ended February 28, 2003 to approximately $124.7 million for the year ended February 29, 2004. Moreover, the total number of employees of Red Hat has been steadily increasing over at least the last three quarters. In addition, we continue to explore ways to extend our product and service offerings, and geographic reach. Our growth has placed and may continue to place a strain on our management systems, information systems, resources and internal controls. Our ability to successfully offer products and services and implement our business plan requires adequate information systems and resources and oversight from our senior management. We have, with our audit committee, undertaken to review and improve our financial and managerial controls, reporting systems and procedures. We will need to continue to modify and improve these controls, systems and procedures and other internal controls and compliance procedures as we continue to grow and expand our business. As we grow, we must also continue to hire, train, supervise and manage new employees. We may not be able to hire, train, supervise and manage sufficient personnel or develop management and operating systems to manage our expansion effectively. If we are unable to manage our growth and improve our controls, systems and procedures, our operations and financial results could be adversely affected.

RISKS RELATED TO LEGAL UNCERTAINTY

We could be prevented from selling or developing our software if the GNU General Public License and similar licenses under which our products are developed and licensed are not enforceable.

The Linux kernel and the Red Hat Linux operating system have been developed and licensed under the GNU General Public License and similar open source licenses. These licenses state that any program licensed under them may be liberally copied, modified and distributed. The GNU General Public license is a subject of litigation in the case of The SCO Group, Inc. v. International Business Machines Corporation, pending in the United States District Court for the District of Utah. It is possible that a court would hold these licenses to be unenforceable in that litigation or that someone could assert a claim for proprietary rights in a program developed and distributed under them. Any ruling by a court that these licenses are not enforceable, or that Linux-based operating systems, or significant portions of them, may not be liberally copied, modified or distributed, would have the effect of preventing us from selling or developing all or a portion of our products.

Our subscription-based contract model may encounter customer resistance.

The subscription agreement for Red Hat Enterprise Linux requires customers to agree to a subscription for our systems management services for each machine on which they deploy Red Hat Enterprise Linux. At the same time, the subscription agreement places no restriction on the customer’s right to redistribute Red Hat Enterprise Linux. While we believe this practice fully complies with the requirements of the GNU General Public License, and while we have reviewed this practice with the Free Software Foundation, the organization that maintains and provides interpretations of the GNU General Public license, we may still encounter customer resistance to this distribution model. To the extent we are unsuccessful in promoting or defending this distribution model, our business and operating results could be materially and adversely affected.

If our products are found to infringe third-party intellectual property rights, we could be required to redesign our products, replace components of our products or enter into license agreements with third parties.

We have committed to all of our customers with valid, registered Red Hat Enterprise subscriptions that if any portion of our Red Hat Enterprise Linux product is found to infringe any third party intellectual property rights we will, at our expense and option: (i) obtain the right for the customer to continue to use the product consistent with their subscription agreement with us; (ii) modify the product so that it is non-infringing; or (iii)

replace the infringing component with a non-infringing component. Although we cannot predict whether we will need to satisfy this commitment, and although our subscription agreements typically state that our liability thereunder shall not exceed the amount a customer paid to us during the previous 12 months, satisfying the commitment could be costly and time consuming and could materially and adversely affect our financial results. In addition, our insurance policies may not adequately cover our exposure to this type of claim.

We are vulnerable to claims that our products infringe third-party intellectual property rights because our products are comprised of distinct software components, many of which are developed by numerous independent parties, and an adverse legal decision affecting our intellectual property could materially harm our business.

We are vulnerable to claims that our products infringe third-party intellectual property rights including trade secrets because our products are comprised of distinct software components, many of which are developed by numerous independent parties. Claims for infringement of intellectual property rights may be filed and may seek damages and injunctive relief. The risk of infringement claims is exacerbated by the fact that much of the code in our products is developed by numerous independent parties over whom we exercise no supervision or control. It is further exacerbated by our lack of access to unpublished software patent applications. Claims of infringement could require us to seek to obtain licenses from third parties in order to continue offering our products, re-engineer our products, or discontinue the sale of our products in the event that obtaining licenses and re-engineering could not be accomplished on a timely and cost effective basis.

SCO Group, Inc., or SCO, has publicly alleged that certain Linux kernels contain unauthorized UNIX code or derivative works. On August 4, 2003, we filed a complaint against SCO in the United States District Court for the District of Delaware seeking, among other things, a declaratory judgment that we are not infringing any of SCO’s intellectual property rights. SCO, to date, has not asserted a claim of infringement against us. Uncertainty concerning SCO’s allegations, regardless of their merit, could adversely affect sales of our products. If SCO were to prevail in this or other actions related to their claims regarding Linux, our business could be materially and adversely affected. Defending patent infringement, copyright infringement and/or trade secret claims, even claims without significant merit, can be expensive. An adverse legal decision affecting our intellectual property could materially harm our business.

Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to litigation.

Despite certain testing by ourselves and our customers, errors have been and may continue to be found in our products after commencement of commercial shipments. This risk is exacerbated by the fact that much of the code in our products is developed by independent parties over whom we exercise no supervision or control. If errors are discovered, we may have to make significant expenditures of capital to eliminate them and may not be able to successfully correct them in a timely manner or at all. Errors and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation and our ability to convince commercial users of the benefits of Linux-based operating systems and other open source software products.

In addition, failures in our products could cause system or other failures for our customers who may assert warranty and other claims for substantial damages against us. Although our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. In addition, our insurance policies may not adequately limit our exposure to this type of claim. These claims, even if unsuccessful, could be costly and time consuming to defend.

Our efforts to protect our trademarks may not be adequate to prevent third parties from misappropriating our intellectual property rights.

Our most valuable intellectual property is our collection of trademarks. The protective steps we have taken in the past have been, and may in the future continue to be, inadequate to deter misappropriation of our trademark rights. Although we do not believe that we have suffered any material harm from misappropriation to date, we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our trademark rights in a timely manner. We have registered some of our trademarks in the Americas, Europe, Asia and Australia and have other trademark applications pending in each of those regions. Effective trademark protection may not be available in every country in which we offer or intend to offer our products and services. Failure to adequately protect our trademark rights could damage or even destroy the Red Hat brand and impair our ability to compete effectively. Furthermore, defending or enforcing our trademark rights could result in the expenditure of significant financial and managerial resources.

In connection with our restatement of historical financial statements, class action and derivative lawsuits have been filed against us and additional lawsuits may be filed.

Following the announcement of our intention to restate historical financial statements, as of August 2, 2004, at least 12 lawsuits claiming to be class actions and at least one lawsuit claiming to be a derivative action were commenced against us and certain of our current directors and officers, by or on behalf of persons claiming to be our shareholders and persons claiming to have purchased or otherwise acquired our securities at specified periods beginning as early as June 19, 2001 and continuing through July 13, 2004. Additional lawsuits that have been announced have not yet been served on us and additional lawsuits may be announced or filed against us. Regardless of the outcome of any of these actions, it is likely that we will incur substantial defense costs and that such actions will cause a diversion of our management’s time and attention. If we do not prevail in these cases we could be required to pay substantial damages or settlement costs, which could have a material adverse effect on our financial condition or results of operations. We are unable at this time to assess the validity of the claims or estimate the possible range of damages that might be incurred as a result of the lawsuits. We have not yet established any financial reserves relating to any of these lawsuits.

RISKS RELATED TO OUR FINANCIAL RESULTS AND CONDITION

We have incurred substantial net losses on a GAAP basis in the past and may not be able to increase or maintain profitability.

We have incurred net losses in seven of our previous nine fiscal years. As of February 29, 2004, we had an accumulated deficit of $276.8 million. While we have achieved profitability in fiscal 2004 on a restated basis of $13.7 million, we cannot be certain that we will be able to sustain or increase profitability. Failure to increase or maintain profitability may adversely affect the market price of our common stock and our ability to raise capital and continue operations.

You should not rely on our quarterly results of operations as an indication of our future results.

Due to the unpredictability of the technology spending environment, our revenue and operating results have fluctuated and may continue to fluctuate from quarter to quarter. We base our current and projected future expense levels in part on our estimates of future revenue. Our expenses are, to a large extent, fixed in the short term. We may not be able to adjust our spending quickly enough to protect our projected operating results for a quarter if our revenue in that quarter falls short of our expectations. If among other considerations our future operating results fall below expectations of securities analysts or investors, the market price of our common stock may decline.

We may not be able to effectively attract additional enterprise customers and preserve relationships with current enterprise customers, which could adversely affect revenue.

Historically, we focused our sales and marketing efforts on product sales to individuals. In late fiscal 2002, we began to focus the predominant portion of our sales and marketing efforts on expanding our enterprise customer base. To this end, we have invested extensively to attract enterprise customers. While we have been successful to date in acquiring large enterprise customers, if we are unsuccessful in gaining additional large enterprise customers in the future or in securing subscription renewals from existing enterprise customers, it will adversely affect our future financial performance. In addition, while our subscription agreements generally provide for renewals at prices that are the same as those in effect during the initial term or at then current list prices, there can be no assurance that customers will renew their subscription agreements at the end of the initial or any renewal term or that customers will not seek to condition any renewal on reduced prices. Any failure to obtain customer renewals, or reduction in prices upon renewal, could reduce future revenues.

We may not be able to continue to attract capable management personnel.

Over the past three years we have built our management team during a time of significant unemployment and downturn in the technology sector. This has given us the opportunity to attract capable management personnel. However, our ability to retain key management personnel or hire capable new management personnel as we grow may be challenged if the technology sector rebounds and/or if companies with more generous compensation packages or greater perceived growth opportunities compete for the same personnel.

We depend on our key personnel.

Our future success depends on the continued services of a number of key officers. The loss of the technical knowledge and industry expertise of any of these individuals could seriously impede our success. Moreover, the loss of one or a group of our key employees, particularly to a competitor, and any resulting loss of customers could reduce our market share and diminish the Red Hat brand and adversely affect our business or stock price.

We may lack the financial and operational resources needed to increase our market share and compete effectively with operating systems providers, Microsoft, other established operating systems developers, software development tools developers, and certain infrastructure service providers.

In the market for operating systems, we face significant competition from larger companies with greater financial resources and name recognition than we have. These competitors, which offer hardware-independent multi-user operating systems for Intel platforms and/or Linux and UNIX-based operating systems, include Microsoft, Novell, IBM, Sun Microsystems, Hewlett-Packard and Unisys, and we may lack the financial and operational resources needed to compete successfully with the current competitors as well as potential new competitors.

As we increase our services offerings, we may face additional competition from larger companies that currently provide service and training related to the Linux operating system as well as other operating systems, particularly UNIX-based operating systems, due to the fact that Linux- and UNIX-based operating systems share many common features. These companies, including IBM, Novell and Hewlett-Packard, may be able to leverage their existing service organizations and provide higher levels of consulting and training on a more cost-effective basis than we can. We may not be able to compete successfully with current or potential competitors.

We may not be able to meet the operational and financial challenges that we will encounter as our international operations, which represented approximately 31% of our total revenue for the year ended February 29, 2004, continue to expand.

Our international operations accounted for 31% of total revenue for the year ended February 29, 2004. As we expand our international operations, we will face a number of additional challenges associated with the conduct of business overseas. For example:

•	we may have difficulty managing and administering a globally-dispersed business;

•	fluctuations in exchange rates may negatively affect our operating results;

•	we have to comply with a wide variety of foreign laws;

•	we may not be able to adequately protect our intellectual property rights overseas due among other reasons to the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property rights;

•	export controls and times of crisis could prevent us from shipping our products into and out of certain markets;

•	changes in import/export duties and quotas could affect the competitive pricing of our products and services and reduce our market share in some countries; and

•	economic or political instability in some international markets could result in the forfeiture of some foreign assets and the loss of sums spent developing and marketing those assets.

Any failure by us to effectively manage the challenges associated with the international expansion of our operations could adversely affect our business, operating results and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

We issued, or will issue, the shares of common stock covered by this prospectus in a private placement in connection with our acquisition of Sistina Software, Inc. in December 2003 pursuant to Rule 506 under the Securities Act of 1933, as amended. The following table sets forth, to our knowledge, certain information about the selling stockholders as of June 30, 2004.

Pursuant to the Merger Agreement, we acquired Sistina for consideration at closing valued at $31.0 million and comprised of 1,979,874 shares of our common stock, the assumption of Sistina’s outstanding options and warrants and a nominal amount of cash to avoid the issuance of fractional shares. In addition, the transaction included up to $12.0 million of contingent consideration based on an earn-out carved into three tranches. No shares were issued at the conclusion of the first and second earn-out periods. The earn-out is based on the achievement of certain bookings targets for the technologies and services previously sold by Sistina over the period beginning on December 23, 2003 and ending March 31, 2005. Shares issued under the earn-out will be determined based on the average closing price of our common stock during the 10 trading days prior to issuance of each tranche of such earn-out shares.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable under stock options that are exercisable within 60 days after June 30, 2004 are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below. Each of Joseph Osha, Robert Swiller, St. Paul Venture Capital V, LLC and St. Paul Venture Capital VI, LLC is an affiliate of a registered broker-dealer and each has represented to us that he, she or it acquired the securities to be resold in the ordinary course of business and that he, she or it did not have at the time of acquisition any agreements, understandings or arrangements with any other persons either directly or indirectly, to dispose of the securities.

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering (1)		Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After Offering (1)(2)
	Number	Percentage		Number	Percentage
Andcor Companies, Inc. (4)	54	*	54	—	—
Steven Beauclair	25	*	25	—	—
Lee Beauclair	4	*	4	—	—
Nicole Beauclair	4	*	4	—	—
Bruce Bergman (5)	12,816	*	12,816	—	—
Bergman Family Trust (6)	45,360	*	45,360	—	—
The Bergman Family Trust dated February 6, 1997 (6)	656	*	656	—	—

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering (1)		Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After Offering (1)(2)
	Number	Percentage		Number	Percentage
Ian Bonner (3)	14,179	*	14,179	—	—
Crescendo IV, L.P. (7)	901,792	*	901,792	—	—
Crescendo IV AG & Co. Beteiligungs KG (7)	54,267	*	54,267	—	—
Crescendo IV Entrepreneur Fund, L.P. (7)	25,228	*	25,228	—	—
Crescendo IV Entrepreneur Fund A, L.P. (7)	11,280	*	11,280	—	—
Frank W. Crusing (3)(8)	37,725	*	37,725	—	—
Tina M. Declerck (3)(9)	1,515	*	1,515	—	—
Enterprise Storage Group (10)	10	*	10	—	—
Faegre & Benson LLP (11)	205	*	205	—	—
Donald D. Frank (12)	10	*	10	—	—
Norikazu Fukunishi	19	*	19	—	—
Mark A. Funari (3)	398	*	398	—	—
Lawrence Brian Greenberg	301	*	301	—	—
Justin Kowalchuk	50	*	50	—	—
Michael J. Lovas, Trustee of the Lovas Trust UTA dated 10/28/99	197	*	197	—	—
Sean MacDonald	298	*	298	—	—
Lisa J. Mepham, Trustee of the Lisa J. Mepham Living Revocable Trust	365	*	365	—	—
Montgomery S. Mouw (3)	566	*	566	—	—
David Mullarkey (13)	1,279	*	1,279	—	—
William C. & Nancy S. Nicholson	1,523	*	1,523	—	—
Daniel P. O’Keefe	2,670	*	2,670	—	—
Matthew T. O’Keefe (3)(14)	48,499	*	7,316	41,183	*
Matthew T. and Jean S. O’Keefe	1,133	*	1,133	—	—
Norbert O’Keefe	295	*	295	—	—
Joseph A. Osha and Stephanie M. Oana, joint tenants with right of survivorship	79	*	79	—	—
Joseph Osha and Stephanie Oana	72	*	72	—	—
Michelle L. Peterson	38,171	*	38,171	—	—
Regents of the University of Minnesota (15)	236	*	236	—	—
John Rossman	299	*	299	—	—
SAP AG (16)	425,387	*	425,387	—	—
Charles Schneider	97	*	97	—	—
Schwartz Communications, Inc. (17)	10	*	10	—	—
Lee Schweichler (18)	2,985	*	2,985	—	—
St. Paul Venture Capital V, LLC (19)	1,219	*	1,219	—	—
St. Paul Venture Capital VI, LLC (20)	1,195,302	*	1,195,302	—	—
Robert Swiller	158	*	158	—	—
David C. Teigland (3)(21)	2,045	*	2,021	24	*
Validus II, L.P. (22)	496,284	*	496,284	—	—
Douglas L. Walton, Trustee U/T/D 6/12/92 FBO Douglas L. Walton	100	*	100	—	—
White Pine Consulting Group LLC (23)	81	*	81	—	—

*	Less than one percent.

(1)

Of the total shares of common stock listed as beneficially owned by the selling stockholders, a total of 408,917 shares are held in an escrow account to secure indemnification obligations of the former stockholders of Sistina Software, Inc. to us. It is expected that these shares (less any shares that may be distributed from the escrow account to us in satisfaction of indemnification claims) will be released from escrow and distributed to the selling stockholders on March 23, 2005. The number of shares indicated as owned by each selling stockholder includes those shares, which such selling stockholder is entitled to receive upon distribution of these shares from the escrow account. The number of shares indicated as beneficially owned by the selling stockholders also gives effect to the issuance by Red Hat of an aggregate of 1,295,031 shares of common stock to the selling stockholders, assuming solely for purposes of this registration statement a $5.00 per share price of Red Hat common stock in the earn-out calculation to be made pursuant to the merger agreement between Red Hat and Sistina Software, Inc., which is subject to the satisfaction by Sistina Software, Inc. of specified post-closing conditions no later than March 31, 2005. Red Hat, Inc. may issue all, part or none of these shares depending upon whether and to what degree Sistina Software, Inc. satisfies these conditions. Unless otherwise noted in the footnotes below, the shares listed in the table above do not include shares issuable pursuant to options or warrants, but do include the shares issuable pursuant to the earn-out.

(2)	We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(3)	Employees or former employees of Red Hat, Inc. and/or Sistina Software, Inc.

(4)	Consists of 54 shares of common stock issuable upon exercise of a warrant, including 28 shares of common stock issuable upon the satisfaction by Sistina Software, Inc. of specified post-closing conditions no later than March 31, 2005, assuming solely for the purpose of this registration statement a $5.00 per share price of Red Hat common stock in the earn-out calculation to be made pursuant to the Sistina merger agreement. Dennis D. Anderson exercises the voting and dispositive power with respect to the securities to be offered for resale by Andcor Companies, Inc.

(5)	Consists of 12,816 shares of common stock issuable upon exercise of stock options, including 6,634 shares of common stock issuable upon the satisfaction by Sistina Software, Inc. of specified post-closing conditions no later than March 31, 2005, assuming solely for the purpose of this registration statement a $5.00 per share price of Red Hat common stock in the earn-out calculation to be made pursuant to the Sistina merger agreement.

(6)	Bruce J. Bergman exercises the voting and dispositive power with respect to the securities to be offered for resale by this selling stockholder.

(7)	R. David Spreng exercises the voting and dispositive power with respect to the securities to be offered for resale by this selling stockholder.

(8)	Includes 404 shares of common stock issuable upon exercise of stock options, including 209 shares of common stock issuable upon the satisfaction by Sistina Software, Inc. of specified post-closing conditions no later than March 31, 2005, assuming solely for the purpose of this registration statement a $5.00 per share price of Red Hat common stock in the earn-out calculation to be made pursuant to the Sistina merger agreement.

(9)	Includes 58 shares of common stock issuable upon exercise of stock options, including 30 shares of common stock issuable upon the satisfaction by Sistina Software, Inc. of specified post-closing conditions no later than March 31, 2005, assuming solely for the purpose of this registration statement a $5.00 per share price of Red Hat common stock in the earn-out calculation to be made pursuant to the Sistina merger agreement.

(10)	Includes 10 shares of common stock issuable upon exercise of stock options, including 5 shares of common stock issuable upon the satisfaction by Sistina Software, Inc. of specified post-closing conditions no later than March 31, 2005, assuming solely for the purpose of this registration statement a $5.00 per share price of Red Hat common stock in the earn-out calculation to be made pursuant to the Sistina merger agreement. Stephen A. Duplessie exercises the voting and dispositive power with respect to the securities to be offered for resale by Enterprise Storage Group.

(11)	Includes 87 shares of common stock issuable upon exercise of a warrant, including 45 shares of common stock issuable upon the satisfaction by Sistina Software, Inc. of specified post-closing conditions no later than March 31, 2005, assuming solely for the purpose of this registration statement a $5.00 per share price of Red Hat common stock in the earn-out calculation to be made pursuant to the Sistina merger agreement. Thomas G. Morgan exercises the voting and dispositive power with respect to the securities to be offered for resale by Faegre & Benson LLP.

(12)	Includes 2 shares of common stock issuable upon exercise of stock options, including 1 share of common stock issuable upon the satisfaction by Sistina Software, Inc. of specified post-closing conditions no later than March 31, 2005, assuming solely for the purpose of this registration statement a $5.00 per share price of Red Hat common stock in the earn-out calculation to be made pursuant to the Sistina merger agreement.

(13)	Consists of 1,279 shares of common stock issuable upon exercise of a warrant, including 662 shares of common stock issuable upon the satisfaction by Sistina Software, Inc. of specified post-closing conditions no later than March 31, 2005, assuming solely for the purpose of this registration statement a $5.00 per share price of Red Hat common stock in the earn-out calculation to be made pursuant to the Sistina merger agreement.

(14)	Includes 33 shares of common stock issuable upon exercise of stock options.

(15)	Chris Suedbeck exercises the voting and dispositive power with respect to the securities to be offered for resale by Regents of the University of Minnesota.

(16)	Dr. Werner Brandt and Michael Junge exercise the voting and dispositive power with respect to the securities to be offered for resale by SAP AG.

(17)	Consists of 10 shares of common stock issuable upon exercise of a warrant, including 5 shares of common stock issuable upon the satisfaction by Sistina Software, Inc. of specified post-closing conditions no later than March 31, 2005, assuming solely for the purpose of this registration statement a $5.00 per share price of Red Hat common stock in the earn-out calculation to be made pursuant to the Sistina merger agreement. Steven Schwartz and Paula Mae Schwartz exercise the voting and dispositive power with respect to the securities to be offered for resale by Schwartz Communications, Inc.

(18)	Consists of 2,985 shares of common stock issuable upon exercise of a warrant, including 1,545 shares of common stock issuable upon the satisfaction by Sistina Software, Inc. of specified post-closing conditions no later than March 31, 2005, assuming solely for the purpose of this registration statement a $5.00 per share price of Red Hat common stock in the earn-out calculation to be made pursuant to the Sistina merger agreement.

(19)	Represents shares held directly by St. Paul Venture Capital V, LLC, which is jointly managed by Vesbridge Partners, LLC and Split Rock Partners, LLC. Voting and investment power with respect to the shares, however, is delegated solely to Vesbridge Partners, LLC. The following individuals share voting and investment decisions with respect to the shares: Fredric R. Boswell, William J. Cadogan, Zenas W. Hutcheson, III and Roderick K. Randall. St. Paul Fire and Marine Insurance Company, a wholly owned subsidiary of The St. Paul Travelers Companies, Inc., has the right to appoint a majority of the members of the board of directors of St. Paul Venture Capital V, LLC, and owns a controlling interest of St. Paul Venture Capital V, LLC. Each of the above-named individuals, Vesbridge Partners, LLC, St. Paul Fire and Marine Insurance Company and The St. Paul Travelers Companies, Inc. may be deemed to be an indirect beneficial owner of the shares. Each of these individuals and entities disclaims any beneficial ownership of the shares, except to the extent of any pecuniary interest therein.

(20)	Includes 2,869 shares of common stock issuable upon exercise of a warrant, including 1,485 shares of common stock issuable upon the satisfaction by Sistina Software, Inc. of specified post-closing conditions no later than March 31, 2005, assuming solely for the purpose of this registration statement a $5.00 per share price of Red Hat common stock in the earn-out calculation to be made pursuant to the Sistina merger agreement. Represents shares held directly by St. Paul Venture Capital VI, LLC, which is jointly managed by Vesbridge Partners, LLC and Split Rock Partners, LLC. Voting and investment power with respect to the shares, however, is delegated solely to Vesbridge Partners, LLC. The following individuals share voting and investment decisions with respect to the shares: Fredric R. Boswell, William J. Cadogan, Zenas W. Hutcheson, III and Roderick K. Randall. St. Paul Fire and Marine Insurance Company, a wholly owned subsidiary of The St. Paul Travelers Companies, Inc., has the right to appoint a majority of the members of the board of directors of St. Paul Venture Capital VI, LLC, and owns a controlling interest of St. Paul Venture Capital VI, LLC. Each of the above-named individuals, Vesbridge Partners, LLC, St. Paul Fire and Marine Insurance Company and The St. Paul Travelers Companies, Inc. may be deemed to be an indirect beneficial owner of the shares. Each of these individuals and entities disclaims any beneficial ownership of the shares, except to the extent of any pecuniary interest therein.

(21)	Includes 24 shares of common stock issuable upon exercise of stock options.

(22)	Vincent J. Fabiani, Peter Grua, A.R. Haberkorn III and Russell T. Ray exercise the voting and dispositive power with respect to the securities to be offered for resale by Validus II, L.P.

(23)	Includes 81 shares of common stock issuable upon exercise of a warrant, including 42 shares of common stock issuable upon the satisfaction by Sistina Software, Inc. of specified post-closing conditions no later than March 31, 2005, assuming solely for the purpose of this registration statement a $5.00 per share price of Red Hat common stock in the earn-out calculation to be made pursuant to the Sistina merger agreement. Craig Weinstock exercises the voting and dispositive power with respect to the securities to be offered for resale by White Pine Consulting Group LLC.

None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years, except that the selling stockholders indicated above have been employed by us and/or Sistina Software, Inc.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	in privately negotiated transactions; and

•	in options transactions.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement or (ii) one year after the issuance of the last shares to be issued upon the satisfaction of certain post-closing conditions.

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon by Wilmer Cutler Pickering Hale and Dorr LLP.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended February 29, 2004, as amended by Amendment No. 1 on Form 10-K/A filed on August 4, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Sistina Software, Inc. as of December 31, 2002 and 2001 and for each of the two years in the period ended December 31, 2002 incorporated herein by reference to our Current Report on Form 8-K dated December 23, 2003 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus.

Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

(1)	Our Annual Report on Form 10-K for the fiscal year ended February 29, 2004 as amended by Amendment No. 1 on Form 10-K/A, filed on August 4, 2004;

(2)	Our Quarterly Report on Form 10-Q for the quarter ended May 31, 2004;

(3)	Our Current Report on Form 8-K dated December 23, 2003;

(4)	Our Current Report on Form 8-K dated March 23, 2004 (only Item 5 and Exhibit 99.1 thereto);

(5)	Our Current Report on Form 8-K dated July 13, 2004;

(6)	All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(7)	The description of our common stock contained in our Registration Statement on Form 8-A dated June 4, 1999, as updated by our Current Report on Form 8-K dated March 4, 2004 updating the description of our capital stock.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Red Hat, Inc.

1801 Varsity Drive

Raleigh, NC 27606

Attn:    Michael R. Cunningham

General Counsel

Telephone: (919) 754-3700

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Red Hat (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee – Securities and Exchange Commission .	$7,473
Legal fees and expenses	$40,000
Accounting fees and expenses	$30,000
Miscellaneous expenses	$1,000

Total Expenses	$78,473

Item 15. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Red Hat, Inc. has included such a provision in its Third Amended and Restated Certificate of Incorporation, as amended.

Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

The bylaws of the Registrant provide for indemnification of the officers and directors to the fullest extent permitted by applicable law. Red Hat, Inc. has purchased directors’ and officers’ liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16. Exhibits

EXHIBIT NUMBER	DESCRIPTION
2.1	Agreement and Plan of Reorganization dated November 5, 1999 by and among the Registrant, Cygnus Solutions, Miami Acquisition Corp. and Michael Tiemann, as Securityholder Agent (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1999).

2.2	Agreement and Plan of Merger by and among the Registrant, HKS Acquisition Corp., Hell’s Kitchen Systems, Inc. and certain shareholders of Hell’s Kitchen Systems, Inc., dated as of January 4, 2000 (incorporated by reference to the Registrant’s Registration Statement on Form S-1 (File No. 333-94775)).

2.3	Stock Purchase Agreement by and among the Registrant, WireSpeed Communications Corporation, the shareholders of WireSpeed Communications Corporation and Andrew Baily as Securityholder Agent, dated as of June 13, 2000 (incorporated by reference to the Registrant’s Current Report on Form 8-K, filed August 11, 2000).

2.4	Amendment to Stock Purchase Agreement, dated July 27, 2000, by and among the Registrant, WireSpeed Communications Corporation, the shareholders of WireSpeed Communications Corporation and Andrew Baily as Securityholder Agent, dated as of June 13, 2000 (incorporated by reference to the Registrant’s Current Report on Form 8-K, filed August 11, 2000).

3.1	Third Amended and Restated Certificate of Incorporation, as amended, of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q/A filed on October 16, 2001).

3.2	Amended and Restated By-laws, as amended, of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-94775)).

4.1	Specimen certificate representing the common stock of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 2 to Form S-1 (File No. 333-80051) filed July 19, 1999).

4.2	See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation and By-laws of the Registrant defining the rights of holders of common stock of the Registrant.

4.3	Registration Rights Agreement, dated January 12, 2004, among Red Hat, Inc. and UBS Securities LLC (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 10-K for the year ended February 29, 2004).

4.4	Indenture, dated as of January 12, 2004, between Red Hat, Inc. and U.S. Bank Trust National Association, as Trustee, for the 0.50% Convertible Senior Debentures due 2024, including form of 0.50% Convertible Senior Debentures due 2024 attached thereto as Exhibit A (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 10-K for the year ended February 29, 2004).

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Wilmer Cutler Pickering Hale and Dorr LLP, included in Exhibit 5.1 filed herewith.

24.1*	Power of Attorney.

*	previously filed

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Raleigh, state of North Carolina, on August 4, 2004.

REDHAT, INC.

By:	/S/ KEVIN B. THOMPSON
Kevin B. Thompson Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MATTHEW J. SZULIK Matthew J. Szulik	Chief Executive Officer, President, and Chairman of the Board of Directors (Principal Executive Officer)	August 4, 2004

/S/ KEVIN B. THOMPSON Kevin B. Thompson	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 4, 2004

* Robert F. Young	Director	August 4, 2004

* Eugene J. McDonald	Director	August 4, 2004

* William S. Kaiser	Director	August 4, 2004

* Marye Anne Fox, Ph.D.	Director	August 4, 2004

* W. Steve Albrecht	Director	August 4, 2004

* Henry Hugh Shelton	Director	August 4, 2004

/S/ KEVIN B. THOMPSON Kevin B. Thompson	Attorney-in-fact	August 4, 2004

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
2.1	Agreement and Plan of Reorganization dated November 5, 1999 by and among the Registrant, Cygnus Solutions, Miami Acquisition Corp. and Michael Tiemann, as Securityholder Agent (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1999).

2.2	Agreement and Plan of Merger by and among the Registrant, HKS Acquisition Corp., Hell’s Kitchen Systems, Inc. and certain shareholders of Hell’s Kitchen Systems, Inc., dated as of January 4, 2000 (incorporated by reference to the Registrant’s Registration Statement on Form S-1 (File No. 333-94775)).

2.3	Stock Purchase Agreement by and among the Registrant, WireSpeed Communications Corporation, the shareholders of WireSpeed Communications Corporation and Andrew Baily as Securityholder Agent, dated as of June 13, 2000 (incorporated by reference to the Registrant’s Current Report on Form 8-K, filed August 11, 2000).

2.4	Amendment to Stock Purchase Agreement, dated July 27, 2000, by and among the Registrant, WireSpeed Communications Corporation, the shareholders of WireSpeed Communications Corporation and Andrew Baily as Securityholder Agent, dated as of June 13, 2000 (incorporated by reference to the Registrant’s Current Report on Form 8-K, filed August 11, 2000).

3.1	Third Amended and Restated Certificate of Incorporation, as amended, of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q/A filed on October 16, 2001).

3.2	Amended and Restated By-laws, as amended, of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-94775)).

4.1	Specimen certificate representing the common stock of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 2 to Form S-1 (File No. 333-80051) filed July 19, 1999).

4.2	See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation and By-laws of the Registrant defining the rights of holders of common stock of the Registrant.

4.3	Registration Rights Agreement, dated January 12, 2004, among Red Hat, Inc. and UBS Securities LLC (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 10-K for the year ended February 29, 2004).

4.4	Indenture, dated as of January 12, 2004, between Red Hat, Inc. and U.S. Bank Trust National Association, as Trustee, for the 0.50% Convertible Senior Debentures due 2024, including form of 0.50% Convertible Senior Debentures due 2024 attached thereto as Exhibit A (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 10-K for the year ended February 29, 2004).

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Wilmer Cutler Pickering Hale and Dorr LLP, included in Exhibit 5.1 filed herewith.

24.1*	Power of Attorney.

*	previously filed